Exhibit 99.1

PROQR THERAPEUTICS N.V.
Index to Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	June 30,	December 31,
	2019	2018
	€ 1,000	€ 1,000
Assets
Current assets
Cash and cash equivalents	82,464	105,580
Prepayments and other receivables	2,165	1,544
Social securities and other taxes	1,430	1,243

Total current assets	86,059	108,367

Property, plant and equipment	3,495	1,864
Investments in associates	698	—

Total assets	90,252	110,231

Equity and liabilities
Equity
Equity attributable to owners of the Company	70,633	92,915
Non-controlling interests	(399)	(230)
Total equity	70,234	92,685

Current liabilities
Borrowings	178	—
Lease liabilities	1,179	—
Trade payables	188	135
Social securities and other taxes	7	—
Pension premiums	8	7
Deferred income	182	545
Other current liabilities	7,309	7,473

Total current liabilities	9,051	8,160

Borrowings	10,358	9,386
Lease liabilities	609	—

Total liabilities	20,018	17,546

Total equity and liabilities	90,252	110,231

The notes are an integral part of these condensed consolidated financial statements.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period		Six month period
	ended June 30,		ended June 30,

	2019	2018	2019	2018
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Other income	563	971	979	1,470

Research and development costs	(9,523)	(5,990)	(21,487)	(13,675)
General and administrative costs	(2,876)	(2,649)	(6,066)	(5,321)

Total operating costs	(12,399)	(8,639)	(27,553)	(18,996)

Operating result	(11,836)	(7,668)	(26,574)	(17,526)
Finance income and expense	(531)	269	(37)	(590)
Results related to associates	698	—	698	—

Result before corporate income taxes	(11,669)	(7,399)	(25,913)	(18,116)
Income taxes	(64)	(1)	(64)	(1)

Result for the period	(11,733)	(7,400)	(25,977)	(18,117)
Other comprehensive income	(38)	15	(26)	(11)

Total comprehensive income (attributable to owners of the Company)	(11,771)	(7,385)	(26,003)	(18,128)

Result attributable to
Owners of the Company	(11,651)	(7,342)	(25,808)	(18,015)
Non-controlling interests	(82)	(58)	(169)	(102)
	(11,733)	(7,400)	(25,977)	(18,117)

Share information
Weighted average number of shares outstanding[1]	38,908,182	31,926,746	38,896,868	31,924,319

Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)
Basic loss per share[1]	(0.30)	(0.23)	(0.67)	(0.57)
Diluted loss per share[1]	(0.30)	(0.23)	(0.67)	(0.57)

The notes are an integral part of these condensed consolidated financial statements.

1.

For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company

				Equity
				Settled
				Employee				Non-
	Number of	Share	Share	Benefit	Translation	Accumulated		controlling	Total
	shares	Capital	Premium	Reserve	Reserve	Deficit	Total	interests	Equity
		€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Balance at January 1, 2018	36,425,014	1,457	148,763	8,377	136	(119,370)	39,363	(38)	39,325
Result for the period	—	—	—	—	—	(18,015)	(18,015)	(102)	(18,117)
Other comprehensive income	—	—	—	—	(11)	—	(11)	—	(11)
Recognition of share-based payments	—	—	—	1,511	—	—	1,511	—	1,511
Share options exercised	—	—	23	—	—	—	23	—	23

Balance at June 30, 2018	36,425,014	1,457	148,786	9,888	125	(137,385)	22,871	(140)	22,731

Balance at January 1, 2019	43,149,987	1,726	235,744	10,780	108	(155,443)	92,915	(230)	92,685
Result for the period	—	—	—	—	—	(25,808)	(25,808)	(169)	(25,977)
Other comprehensive income	—	—	—	—	(26)	—	(26)	—	(26)
Recognition of share-based payments	—	—	—	3,388	—	—	3,388	—	3,388
Share options lapsed	—	—	—	(29)		29
Share options exercised	—	—	164	(113)	—	113	164	—	164

Balance at June 30, 2019	43,149,987	1,726	235,908	14,026	82	(181,109)	70,633	(399)	70,234

The notes are an integral part of these condensed consolidated financial statements

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period		Six month period
	ended June 30,		ended June 30,

	2019	2018	2019	2018
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Cash flows from operating activities
Net result	(11,733)	(7,400)	(25,977)	(18,117)
Adjustments for:
— Depreciation	516	243	1,037	483
— Share-based compensation	1,100	640	3,388	1,511
— Financial income and expenses	531	(269)	37	590
— Results related to associates	(698)	—	(698)	—
— Net foreign exchange gain / (loss)	(38)	15	(26)	(11)

Changes in working capital	(500)	1,354	(974)	418
Cash used in operations	(10,822)	(5,417)	(23,213)	(15,126)

Corporate income tax paid	(64)	(1)	(64)	(1)
Interest received	32	—	86	—
Interest paid	(24)	(6)	(51)	(7)

Net cash used in operating activities	(10,878)	(5,424)	(23,242)	(15,134)

Cash flow from investing activities
Purchases of intangible assets	—	—	—	—
Purchases of property, plant and equipment	(86)	(182)	(309)	(186)

Net cash used in investing activities	(86)	(182)	(309)	(186)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	—	—	—	—
Proceeds from exercise of share options	93	23	164	23
Proceeds from borrowings	—	—	—	101
Proceeds from convertible loans	—	115	690	315
Redemption of lease liability	(287)	—	(571)	—

Net cash (used in)/generated by financing activities	(194)	138	283	439

Net increase/(decrease) in cash and cash equivalents	(11,158)	(5,468)	(23,268)	(14,881)

Currency effect cash and cash equivalents	(458)	435	152	(250)
Cash and cash equivalents, at beginning of the period	94,080	38,001	105,580	48,099

Cash and cash equivalents at the end of the period	82,464	32,968	82,464	32,968

The notes are an integral part of these condensed consolidated financial statements.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

1. General information

ProQR Therapeutics N.V., or “ProQR” or the “Company”, is a development stage company domiciled in the Netherlands that primarily focuses on the development and commercialization of novel therapeutic medicines.

Since September 18, 2014, the Company’s ordinary shares are listed on the NASDAQ Global Market under ticker symbol PRQR.

The Company was incorporated in the Netherlands, on February 21, 2012 and was reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. The Company has its statutory seat in Leiden, the Netherlands. The address of its headquarters and registered office is Zernikedreef 9, 2333 CK Leiden, the Netherlands.

ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

•	ProQR Therapeutics Holding B.V. (100%);
•	ProQR Therapeutics I B.V. (100%);
•	ProQR Therapeutics II B.V. (100%);
•	ProQR Therapeutics III B.V. (100%);
•	ProQR Therapeutics IV B.V. (100%);
•	ProQR Therapeutics VI B.V. (100%);
•	ProQR Therapeutics VII B.V. (100%);
•	ProQR Therapeutics VIII B.V. (100%);
•	ProQR Therapeutics IX B.V. (100%);
•	ProQR Therapeutics I Inc. (100%);
•	Amylon Therapeutics B.V. (80%);
•	Amylon Therapeutics Inc. (80%).

ProQR Therapeutics N.V. is also statutory director of Stichting Bewaarneming Aandelen ProQR (“ESOP Foundation”) and has full control over this entity. ProQR Therapeutics N.V. holds a minority shareholding in Wings Therapeutics Inc.

As used in these condensed consolidated financial statements, unless the context indicates otherwise, all references to “ProQR” or the “Company” refer to ProQR Therapeutics N.V. including its subsidiaries and the ESOP Foundation.

2. Significant Accounting Policies

These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), in particular IAS 34 - Interim Financial Reporting. Certain information and disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2018. In the opinion of management, all adjustments, consisting of normal recurring nature, considered necessary for a fair presentation have been included in the condensed consolidated financial statements.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

The Company’s financial results have varied substantially, and are expected to continue to vary, from period to period. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

The Company operates in one reportable segment, which comprises the discovery and development of innovative, RNA based therapeutics.

3. Adoption of new and revised International Financial Reporting Standards

The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those applied in the preparation of the Company’s annual financial statements for the year ended December 31, 2018, except for the change in accounting policies resulting from the implementation of IFRS 16 Leases.

IFRS 16 specifies how an entity recognizes, measures, presents and discloses leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Upon implementation of the standard on January 1, 2019, the Company recognized a lease liability and a corresponding right-of-use asset.

The impact on the income statement is that operating expenses are replaced by depreciation expenses on the right-of-use asset and interest expenses on the lease liability. The main impact on the statement of cash flows is higher cash flows from operating activities, since cash payments for the principal part of the lease liability are classified as cash flows used in financing activities, whereas such payments were previously classified as cash flows used in operating activities.

Other new Standards and Interpretations, which became effective as of January 1, 2019, did not have a material impact on our condensed consolidated financial statements.

4. Critical Accounting Estimates and Judgments

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(a) Share-based payments

Share options granted to employees and consultants are measured at the fair value of the equity instruments granted. Fair value is determined through the use of the Black-Scholes option-pricing model, which is considered the most appropriate model for this purpose by management.

Initially, the Company’s ordinary shares were not publicly traded and consequently the Company needed to estimate the fair value of its share and the expected volatility of that value. Please refer to the Company’s annual financial statements for the year ended December 31, 2018 for the assumptions used in those estimates. The value of the underlying shares was determined on the basis of the prior sale of company stock method. As such, the Company has benchmarked the value per share to external transactions of Company shares and external financing rounds.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

For options granted from the moment of listing, the Company uses the closing price of the ordinary shares on the previous business day as exercise price of the options granted.

The result of the share option valuations and the related compensation expense is dependent on the model and input parameters used. Even though Management considers the fair values reasonable and defensible based on the methodologies applied and the information available, others might derive a different fair value for the Company’s share options.

(b) Corporate income taxes

The Company recognizes deferred tax assets arising from unused tax losses or tax credits only to the extent that the Company has sufficient taxable temporary differences or there is convincing evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized. Management’s judgment is that such convincing evidence is currently not sufficiently available and a deferred tax asset is therefore only recognized to the extent that the Company has sufficient taxable temporary differences.

(c) Grant income

Grant income is not recognized until there is reasonable assurance that the Company will comply with the conditions attached to them. Grants are recognized in profit or loss on a systematic basis over the period the Company recognizes as expenses the related costs for which the grants are expected to compensate.

(d) Research and development expenditures

Research expenditures are currently not capitalized but are reflected in the income statement because the criteria for capitalization are not met. At each balance sheet date, the Company estimates the level of service performed by the vendors and the associated costs incurred for the services performed.

Although we do not expect the estimates to be materially different from amounts actually incurred, the understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

The condensed consolidated financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2018.

5. Cash and Cash Equivalents

At June 30, 2019, the Company’s cash and equivalents were € 82,464,000 as compared to € 105,580,000 at December 31, 2018. An amount of € 37,588,000 of the cash balance is denominated in US dollars. The cash balances are held at banks with investment grade credit ratings. The cash at banks is at full disposal of the Company.

6. Current liabilities

At June 30, 2019 and December 31, 2018, the other current liabilities consisted principally of accruals for services provided by vendors not yet billed, payroll related accruals and other miscellaneous liabilities.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

7. Borrowings

	June 30,	December 31,
	2019	2018
	€ 1,000	€ 1,000
Innovation credit	5,164	5,164
Accrued interest on innovation credit	2,726	1,871
Convertible notes	2,646	2,351

Total borrowings	10,536	9,386
Current portion	(178)	—
	10,358	9,386

On June 1, 2012, ProQR was awarded an Innovation credit by the Dutch government, through its agency RVO of the Ministry of Economic Affairs, for the Company’s cystic fibrosis program. Amounts were drawn under this facility in the course of the years 2013 through 2017. The credit covers 35% of the costs incurred in respect of the program up to € 5.0 million.

The credit is interest-bearing at a rate of 10% per annum. Early October 2018 ProQR received a conditional waiver of the €5 million Innovation credit. Consequently, the repayment of the total loan of €7.7 million, including interest, has been waived if conditions are met, which will be reviewed annually for 3 years. The assets which are co-financed with the granted innovation credit are subject to a right of pledge for the benefit of RVO.

On December 10, 2018 ProQR was awarded an Innovation credit for the QR-110 program. Amounts will be drawn under this facility from 2018 through 2021. The credit of € 4.7 million through December 31, 2021 will be used to conduct the Phase 2/3 clinical study and efforts to obtain regulatory and ethical market approval (NDA/MAA) of QR-110 for LCA10, of which €0.2 million has been received at June 30, 2019. The credit, including accrued interest of 10% per annum, is repayable depending on obtaining market approval.

Convertible loans

Convertible loans were issued to Amylon Therapeutics B.V. and are interest-bearing at an average rate of 8% per annum. They are convertible into a variable number of ordinary shares within 36 months at the option of the holder or the Company in case financing criteria are met. Any unconverted loans become payable on demand after 24 – 36 months in equal quarterly terms.

8. Shareholders’ equity

The authorized share capital of the Company amounting to € 7,200,000 consists of 90,000,000 ordinary shares and 90,000,000 preference shares with a par value of € 0.04 per share. At June 30, 2019,  43,149,987 ordinary shares were issued and fully paid in cash, of which 4,237,398 were held by the Company as treasury shares  (December 31, 2018:  4,277,051).

In November 2018, the Company issued 112,473 shares in the aggregate amount of $2.5 million, at $22.23  (€19.46) per share to Ionis Pharmaceuticals, Inc. Under the terms of the agreement, an upfront payment in ordinary shares to its common stock, was made to Ionis upon signing the worldwide license agreement. The Company was granted an exclusive worldwide license to QR-1123 and relevant patents. The Company will also make future milestone payments, certain of which will be made in equity and others in cash or equity at the company’s discretion, and royalties on net sales of 20% through the royalty term.

On November 7, 2018, the Company filed a shelf registration statement, which permitted: (a) the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 300,000,000 of its ordinary shares, warrants

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

and/or units; and (b) as part of the $ 300,000,000, the offering, issuance and sale by us of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold under a sales agreement with H.C. Wainwright & Co in one or more at-the-market offerings. In 2018, no shares were issued pursuant to our ATM facility.

In September 2018, the Company consummated an underwritten public offering and concurrent registered direct offering of 6,612,500 ordinary shares at an issue price of $ 15.75 per share. The gross proceeds from this offering amounted to € 89,983,000 while the transaction costs amounted to € 5,792,000, resulting in net proceeds of € 84,191,000.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Share options

The Company operates an equity-settled share-based compensation plan which was introduced in 2013. Options may be granted to employees, members of the Supervisory Board, members of the Management Board and consultants. The compensation expenses included in operating costs for this plan in the three month period ended June 30, 2019 were     € 1,100,000  (three month period ended June 30,  2018: € 1,511,000), of which € 724,000 (2018: € 873,000) was recorded in general and administrative costs and € 376,000 (2018: € 638,000) was recorded in research and development costs.

9. Other income

	Three month period ended June 30,

	2019	2018
	€ 1,000	€ 1,000

Grant income	489	861
Other income	74	110
	563	971

On February 9, 2018, the Company entered into a partnership agreement with Foundation Fighting Blindness (FFB), under which FFB has agreed to provide funding of $7.5 million for the pre-clinical and clinical development of QR‑421a for Usher syndrome type 2A targeting mutations in exon 13.

In addition, funding was received for our Huntington’s disease program.

Grants are recognized in other income in the same period in which the related R&D costs are recognized.

10. Research and development costs

Research and development costs amount to € 9,523,000 for the three month period ended June 30, 2019 compared to   € 5,990,000 for same period in 2018 and are comprised of allocated employee costs including share-based payments, the costs of materials and laboratory consumables, outsourced activities, license and intellectual property costs and other allocated costs.

11. General and administrative costs

General and administrative costs amount to € 2,876,000 for the three month period ended June 30, 2019 compared to
€  2,649,000 for the same period in 2018.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM

Unaudited Condensed Consolidated Financial Statements

12. Results related to associates

Results related to associates for the three month period ended June 30, 2019 consist of a gain on the sale of assets to Wings Therapeutics Inc of €  959,000 and the Company’s share in the net loss of Wings Therapeutics Inc, amounting to € 261,000.

13. Income taxes

Due to the operating losses incurred since inception the Company has no tax provisions as of the balance sheet date. Furthermore, no significant temporary differences exist between accounting and tax results. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, the Company has not yet recognized any deferred tax asset related to operating losses.

14. Events after balance sheet date

No significant events have occurred after the balance sheet date.

PROQR THERAPEUTICS	ZERNIKEDREEF 9	2333 CK LEIDEN	THE NETHERLANDS	+31 88 166 7000	WWW.PROQR.COM